2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

June 5, 2014

Via EDGAR Transmission

Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Academy Funds Trust (the “Registrant”) File Nos. 333-146827/811-22135

Dear Ms. Dubey:

On behalf of the Registrant, the following are its responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) that was filed on May 19, 2014, pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) under the Securities Exchange Act of 1934, as amended. The purpose of the Preliminary Proxy Statement is to request shareholders of the Innovator Matrix Income Fund (the “Fund”), a series of the Registrant, to approve the operation of the Fund under a manager of mangers structure whereby the Fund’s investment adviser would be able to hire, terminate and replace unaffiliated sub-advisers for the Fund without shareholder approval and to elect a Board of Trustees for the Registrant.  For your convenience, each Staff comment is summarized below, followed by the Registrant’s response to the comment.

1.           Comment:    Please clarify that the Fund is seeking approval to allow the Fund to operate under a manager of managers structures whereby the investment adviser will have the ability to hire, terminate and replace sub-advisers with Board approval but without shareholder approval for unaffiliated sub-advisers only.

              Response:   The requested change will be made.

2.           Comment:    Please remove references to Appendix G – Pre-Approval Policies and Procedures from the table of contents.

              Response:   The requested change will be made.

3.           Comment:    Under the “The Manager of Managers Structure” section in Proposal 1, include disclosure stating that there is no assurance that the Fund will receive the requested SEC exemptive order,

Anu Dubey
June 5, 2014

              Response:   The requested change will be made.

4.           Comment:    As per Item 22(b)(3) of Schedule 14A, for each director to be elected under Proposal 2, please provide the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for the Registrant.

              Response:   The requested change will be made.

5.           Comment:    Please provide the number of nominating committee meetings held during the last fiscal year.

              Response:   The requested change will be made.

6.           Comment:    Under “Pre-Approval Policies and Procedures” section in Proposal 2, include an explanation describing the purpose of pre-approval policies and procedures as part of the Registrant’s explanation that such policies and procedures have not been adopted .

              Response:   The requested change will be made.

7.           Comment:    As per Item 22(a)(3) of Schedule 14A, please state the name and address of the Fund’s administrator.

              Response:   The requested change will be made.

8.           Comment:    Under “Appendix A – 5% Share Ownership,” please include the amount of shares owned by the 5% shareholders of the Fund.

              Response:   The requested change will be made.

9.           Comment:    Under “Appendix B – Trustees and Officers of the Trust,” please include a table showing all of the Registrant’s officers.

              Response:   The requested change will be made.

*           *           *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/John Y. Kim
John Y. Kim
cc:  David Jacovini
Innovator Management LLC